UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

Greenhill & Co., Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

395259104

(CUSIP Number of Class of Securities)

Ricardo Lima, Esq.

Greenhill & Co., Inc.

300 Park Avenue

New York, New York 10022

(212) 389-1500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with a copy to:

John E. Estes, Esq.

Jared M. Fishman, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$153,000,000	$17,733
*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to 9,000,000 shares of the Common Stock, par value $0.01 per share, of Greenhill & Co., Inc..
**	The amount of the filing fee, calculated in accordance with Rule 0–11 under the Securities Exchange Act of 1934, as amended, equals $115.90 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by Greenhill & Co., Inc., a Delaware corporation (“Greenhill” or the “Company”), pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to 9,000,000 shares of its Common Stock, par value $0.01 per share (the “Shares”), at a price of $17.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated September 27, 2017 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B), (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). This Schedule TO is being filed in accordance with Rule 13e–4(c)(2) under the Exchange Act.

All information in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below.

ITEM 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	Subject Company Information.

(a) The name of the issuer is Greenhill & Co., Inc. The address of the Company’s principal executive offices is 300 Park Avenue, New York, New York 10022. The Company’s telephone number is (212) 389-1800.

(b) This Schedule TO relates to the Shares of Greenhill. As of September 25, 2017, there were 29,638,437 issued and outstanding Shares (and 5,560,299 Shares reserved for issuance upon vesting of all outstanding restricted stock units and 1,176,470 shares expected to be issued in the Chairman Purchase and the CEO Purchase described in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase). The information set forth in the section of the Offer to Purchase titled “Introduction” is incorporated herein by reference.

(c) The information set forth in Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	Identity and Background of Filing Person.

(a) Greenhill & Co., Inc. is the filing person and issuer. The information set forth in Item 2(a) is incorporated herein by reference. The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	Terms of the Transaction.

(a)(1)(i) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Purchase Price for Shares; Priority of Purchase; Proration”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Purchase Price for Shares; Priority of Purchase; Proration”), Section 5 (“Purchase of Shares and Payment of Purchase Price”) and Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Purchase Price for Shares; Priority of Purchase; Proration”), Section 3 (“Procedures for Tendering Shares”) and Section 16 (“Extension of the Offer; Termination; Amendment”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iv) Not applicable.

(a)(1)(v) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 16 (“Extension of the Offer; Termination; Amendment”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vi) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 4 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 3 (“Procedures for Tendering Shares”) and Section 4 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(viii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet,” in Section 3 (“Procedures for Tendering Shares”) and Section 5 (“Purchase of Shares and Payment of Purchase Price”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ix) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet”, “Introduction,” in Section 1 (“Purchase Price for Shares; Priority of Purchase; Proration”) and in Section 5 (“Purchase of Shares and Payment of Purchase Price”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(x) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(xi) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(xii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 3 (“Procedures for Tendering Shares”) and Section 14 (“United States Federal Income Tax Consequences”) of the Offer to Purchase is incorporated herein by reference.

(a)(2)(i–vii) Not applicable.

(b) The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c)(1–10) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 9 (“Source and Amount of Funds”), Section 10 (“Certain Information Concerning the Company”) and Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	Source and Amount of Funds or Other Consideration.

(a), (b) and (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

ITEM 8.	Interest in Securities of the Subject Company.

(a) and (b) The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the section of the Offer to Purchase titled “Introduction” and in Section 17 (“Fees and Expenses; Dealer Manager; Information Agent; Depositary”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	Financial Statements.

(a) The information set forth under Part II, Item 8 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, and under Part I, Item 1 of the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2017 and June 30, 2017 and in Section 12 (“Certain Financial Information”) of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in Section 12 (“Certain Financial Information”) of the Offer to Purchase is incorporated herein by reference.

ITEM 11.	Additional Information.

(a)(1) The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(a)(2) The information set forth in Section 13 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) None.

(c) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

ITEM 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated September 27, 2017.

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Form of Summary Advertisement.

(a)(5)(A)	Press Release issued by the Company on September 25, 2017 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on September 25, 2017).*

(b)(1)	Commitment Letter, dated September 25, 2017, by and between Greenhill & Co., Inc. and Goldman Sachs Bank USA (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on September 26, 2017).*

(d)(1)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.6 to the Company’s registration statement on Form S-1/A (No. 333-113526) filed on April 30, 2004).*

(d)(2)	Amended and Restated Equity Incentive Plan (incorporated by reference to Exhibit A to the Company’s Definitive Proxy Statement on Schedule 14A, filed on March 13, 2015).*

(d)(3)	Form of Greenhill & Co. Equity Incentive Plan Restricted Stock Award Notification (MDs)—Five Year Ratable Vesting (incorporated by reference to Exhibit 10.45 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2009).*

(d)(4)	Form of Greenhill & Co. Equity Incentive Plan Restricted Stock Award Notification (MDs)—Five Year Cliff Vesting (incorporated by reference to Exhibit 10.46 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2009).*

(d)(5)	Form of Greenhill & Co. Equity Incentive Plan Restricted Stock Award Notification (non-MDs)—Five Year Ratable Vesting (incorporated by reference to Exhibit 10.47 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2009).*

(d)(6)	Employment, Non-Competition and Pledge Agreement dated as of May 11, 2004 among Robert F. Greenhill, Greenhill Family Partnership and Greenhill & Co., Inc. (incorporated by reference to Exhibit 10.59 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012)*

(d)(7)	Employment, Non-Competition and Pledge Agreement dated as of May 11, 2004 between Scott L. Bok and Greenhill & Co., Inc. (incorporated by reference to Exhibit 10.60 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012)*

(d)(8)	Employment, Non-Competition and Pledge Agreement dated as of May 11, 2004 between Harold J. Rodriguez, Jr. and Greenhill & Co., Inc. (incorporated by reference to Exhibit 10.61 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012)*

(d)(9)	Form of Greenhill & Co. Equity Incentive Plan Performance-Based Restricted Stock Unit Award Notification—Three Year Performance Period (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 29, 2016).*

(d)(10)	Form of Greenhill & Co. Equity Incentive Plan Restricted Stock Unit Award Notification—Three Year Cliff Vesting (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on January 29, 2016).*

(d)(11)	Third-Party Security Agreement (Receivables), dated as of November 9, 2015, between Greenhill & Co., LLC and First Republic Bank (incorporated by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015).*

(d)(12)	Form of Greenhill & Co. Equity Incentive Plan Restricted Stock Unit Award Notification (MDs)—Four Year 20%, 20%, 30% and 30% Vesting (incorporated by reference to Exhibit 10.25 the Company’s Annual Report on Form 10-K for the year ended December 31, 2016).*

(d)(13)	Subscription Agreement, dated as of September 25, 2017, by and between Scott L. Bok, in an individual capacity, and Bok Family Partners, L.P., as purchasers, and Greenhill & Co., Inc., as issuer (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 26, 2017).*

(d)(14)	Subscription Agreement, dated as of September 25, 2017, by and between Socatean Partners, as purchaser, and Greenhill & Co., Inc., as issuer (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on September 26, 2017).*

(d)(15)	Form of Greenhill & Co., Inc. Equity Incentive Plan Restricted Stock Unit Award Notification (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on September 26, 2017).*

*	Previously filed.

ITEM 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREENHILL & CO., INC.

By:	/s/ Ricardo Lima
Name:	Ricardo Lima
Title:	Secretary

Date: September 27, 2017

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated September 27, 2017.

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Form of Summary Advertisement.

(a)(5)(A)	Press Release issued by the Company on September 25, 2017(incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on September 25, 2017).*

(b)(1)	Commitment Letter, dated September 25, 2017, by and between Greenhill & Co., Inc. and Goldman Sachs Bank USA (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on September 26, 2017).*

(d)(1)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.6 to the Company’s registration statement on Form S-1/A (No. 333-113526) filed on April 30, 2004).*

(d)(2)	Amended and Restated Equity Incentive Plan (incorporated by reference to Exhibit A to the Company’s Definitive Proxy Statement on Schedule 14A, filed on March 13, 2015).*

(d)(3)	Form of Greenhill & Co. Equity Incentive Plan Restricted Stock Award Notification (MDs)—Five Year Ratable Vesting (incorporated by reference to Exhibit 10.45 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2009).*

(d)(4)	Form of Greenhill & Co. Equity Incentive Plan Restricted Stock Award Notification (MDs)—Five Year Cliff Vesting (incorporated by reference to Exhibit 10.46 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2009).*

(d)(5)	Form of Greenhill & Co. Equity Incentive Plan Restricted Stock Award Notification (non-MDs)—Five Year Ratable Vesting (incorporated by reference to Exhibit 10.47 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2009).*

(d)(6)	Employment, Non-Competition and Pledge Agreement dated as of May 11, 2004 among Robert F. Greenhill, Greenhill Family Partnership and Greenhill & Co., Inc. (incorporated by reference to Exhibit 10.59 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012)*

(d)(7)	Employment, Non-Competition and Pledge Agreement dated as of May 11, 2004 between Scott L. Bok and Greenhill & Co., Inc. (incorporated by reference to Exhibit 10.60 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012)*

(d)(8)	Employment, Non-Competition and Pledge Agreement dated as of May 11, 2004 between Harold J. Rodriguez, Jr. and Greenhill & Co., Inc. (incorporated by reference to Exhibit 10.61 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012)*

(d)(9)	Form of Greenhill & Co. Equity Incentive Plan Performance-Based Restricted Stock Unit Award Notification—Three Year Performance Period (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 29, 2016).*

(d)(10)	Form of Greenhill & Co. Equity Incentive Plan Restricted Stock Unit Award Notification—Three Year Cliff Vesting (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on January 29, 2016).*

(d)(11)	Third-Party Security Agreement (Receivables), dated as of November 9, 2015, between Greenhill & Co., LLC and First Republic Bank (incorporated by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015).*

(d)(12)	Form of Greenhill & Co. Equity Incentive Plan Restricted Stock Unit Award Notification (MDs)—Four Year 20%, 20%, 30% and 30% Vesting (incorporated by reference to Exhibit 10.25 the Company’s Annual Report on Form 10-K for the year ended December 31, 2016).*

(d)(13)	Subscription Agreement, dated as of September 25, 2017, by and between Scott L. Bok, in an individual capacity, and Bok Family Partners, L.P., as purchasers, and Greenhill & Co., Inc., as issuer (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 26, 2017).*

(d)(14)	Subscription Agreement, dated as of September 25, 2017, by and between Socatean Partners, as purchaser, and Greenhill & Co., Inc., as issuer (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on September 26, 2017).*

(d)(15)	Form of Greenhill & Co., Inc. Equity Incentive Plan Restricted Stock Unit Award Notification (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on September 26, 2017).*

*	Previously filed.